

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Mr. Harry J. White, Jr.
Chief Financial Officer
Silverleaf Resorts, Inc.
1221 Riverbend Drive, Suite 120
Dallas, TX 75247

>   **Re: Silverleaf Resorts, Inc.**
>   **Form 10-K**
>   **Filed March 8, 2010**
>   **File No. 001-13003**

Dear Mr. White:

We have reviewed your letter dated October 22, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

1.   We note your response to comment 3 from your letter dated October 22, 2010. Please note that an entity need not possess all of the characteristics outlined in ASC 958-10-20 to qualify as a not-for-profit. We also note that there has been no substantive change in the structure of the Clubs since your prior analysis which indicated that the Clubs *are* not-for-profit entities. Since the Clubs possess at least the majority of the characteristics in ASC 958-10-20, we believe that the Clubs are not-for-profit entities and thus, in accordance with ASC 810-10-15-17, are not subject to the Variable Interest Entity guidance. Furthermore, based on your ability to control, the Clubs should be consolidated under the voting interest model as outlined in ASC 810-10-15-8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant